UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 30, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

Classificado como Uso Interno Participation Manual Extraordinary General Meeting, 2026 November 30, 2026 , at 2:30 pm Location: Avenida João Cabral de Mello Neto, 850 South Tower, 13º floor Barra da Tijuca, in the city and state of Rio de Janeiro TABLE OF CONTENTS 1. Management Message …………………………………………………………………………..……………………3 2. Date, time, schedule and location of the Meeting ....………………………………………………….4 3. Information on the matters to be resolved upon …………………………………………………….…5 4. General Information ……………………………………………………....................................................…6 5. Participation Guidelines ………………………………………………......................................................6 6. Relevant Links ………………………………………………………..............................................................9 1. Management Message Dear Shareholder, TIM S.A. (“Company” or “TIM”) reinforces its commitment to best corporate governance practices, ethics and professional management, and works to provide direct, clear and objective communication to its shareholders and the market in general. The activities of the Company and its management are guided by the principles of transparency, integrity, ethics and corporate responsibility, which govern the conduct of business, relationships with stakeholders and the disclosure of reliable and timely information to the market, in accordance with the guidelines of the Company’s Code of Ethics and Conduct. TIM is the telecommunications company that has been listed for the longest period on B3’s Novo Mercado special segment, recognized as the highest standard of corporate governance. Among the practices adopted by the Company are the exclusive trading of voting common shares, the maintenance of a permanent Fiscal Council and a Statutory Audit Committee, in addition to other advisory committees, and the granting of 100% tag-along rights to shareholders. Effective shareholder participation in this Meeting provides an opportunity to discuss and vote on the matters submitted for resolution based on the information disclosed, enabling informed decision-making. Accordingly, to facilitate and encourage shareholder participation and reinforce its commitment to fostering best corporate governance practices, the Company will adopt the remote voting system established by CVM Resolution No. 81/2022, as amended. Instructions for exercising voting rights through the remote voting ballot are detailed throughout this document. This Manual is intended to clearly and accurately present all information relating to the Company’s Extraordinary Shareholders’ Meeting, including details of the proposals to be considered and instructions for shareholder participation in the Meeting. Accordingly, we are pleased to invite you to attend the Extraordinary Shareholders’ Meeting of TIM S.A., to be held on November 30, 2026, at 2:30 p.m., at Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th Floor, Barra da Tijuca, Rio de Janeiro/RJ. Sincerely, Management 2. Date, time, schedule and location of the Meeting Date and Time The Extraordinary Shareholders’ Meeting will be held on November 30, 2026, at 2:30 p.m., exclusively in person, without prejudice to the exercise of voting rights through a duly appointed proxy or by submitting a remote voting ballot pursuant to CVM Resolution No. 81/2022. Interested parties are advised to arrive at the location 30 (thirty) minutes before the indicated time. Schedule * Estimated closing time based on the history of prior Shareholders’ Meetings and subject to change. Location TIM S.A. - Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th Floor, Barra da Tijuca, Rio de Janeiro, RJ. Access to the meeting will be through the Company’s main entrance. 2:00 p.m.: Shareholder access and registration begin 2:30 p.m.: Meeting begins 4:30 p.m.: Estimated closing time of the Meeting* 3. Information on the matters to be resolved upon (1) Incorporation of I-Systems into TIM Management proposes the incorporation of I-Systems Soluções de Infraestrutura S.A. (“I-Systems” or the “Incorporated Company”), a wholly-owned subsidiary of the Company, into TIM (“Incorporation”), pursuant to the Protocol and Justification for Incorporation entered into by the management of TIM and I-Systems on October 30, 2026 (“Protocol”). For this purpose, shareholders will specifically resolve upon: (1.1) Approval of the “Protocol and Justification for the Incorporation of I-Systems Soluções de Infraestrutura S.A. into TIM S.A.” (“Protocol”), entered into on October 30, 2026 by the management of the Company and I-Systems, which sets forth the terms and conditions of the proposed Incorporation; Management proposes the approval of the Protocol, which sets forth the terms and conditions of the Incorporation and is further detailed in this Management Proposal. (1.2) Ratification of the appointment and engagement of APSIS Consultoria e Avaliações Ltda. (“Appraisal Firm”), the specialized firm responsible for preparing the appraisal report of the net equity of I-Systems (“Appraisal Report”) Management proposes the ratification of the appointment and engagement of APSIS Consultoria e Avaliações Ltda. (“Appraisal Firm”), the specialized firm responsible for preparing the Appraisal Report of the net equity of I-Systems, which forms an integral part of the Management Proposal. (1.3) Approval of the Appraisal Report Management proposes the approval of the Appraisal Report prepared by the Appraisal Firm, which forms an integral part of the Management Proposal. (1.4) Approval of the Incorporation pursuant to the Protocol and subject to the satisfaction of the condition precedent set forth therein Management proposes the approval of the incorporation of I-Systems into TIM pursuant to the Protocol and subject to satisfaction of the condition precedent set forth therein. (1.5) Authorization for the Company’s officers and attorneys-in-fact to take all measures required to consummate the Incorporation pursuant to the Protocol. Management proposes authorizing the Company’s officers and attorneys-in-fact to take all measures required to consummate the Incorporation pursuant to the Protocol. (2) Resolve upon the amendment and restatement of the Company’s By-Laws. Management proposes the amendment of Article 5 of the Company’s By-Laws to reflect the new number of shares into which its capital stock is divided as a result of the cancellation of 13,200,000 treasury shares, with no reduction in the Company’s capital stock, approved by the Board of Directors on September 17, 2026, as disclosed in the Material Fact released on the same date. The comparative chart of amendments and the proposed restated version of the By-Laws are included in the Annexes to the Management Proposal. 4. General Information Installation Quorum Pursuant to Article 135 of Law No. 6,404/76, the Meeting will be installed on first call with the presence of shareholders representing at least two-thirds (2/3) of the Company’s voting capital stock. If the quorum is not reached, the Company will publish a new Call Notice informing the date of the Meeting on second call, which may be installed with the presence of any number of shareholders. Supporting Materials All documents and information relating to the matters to be examined and resolved upon at the Extraordinary Shareholders’ Meeting are available to shareholders at the Company’s headquarters and at the following websites: https://ri.tim.com.br/, www.cvm.gov.br, www.b3.com.br and www.sec.gov. 5. Participation Guidelines Shareholders may participate in person or through a duly appointed proxy, pursuant to Article 126 of the Brazilian Corporations Law and paragraphs 1 and 2 of Article 12 of the Company’s By-Laws, as well as by remote voting ballot, in accordance with the detailed instructions below: I. In Person: It is recommended that the Shareholder who chooses to participate in person indicate their intention by sending, by e-mail to ri@timbrasil.com.br, a copy of an identification document (identification card and CPF number) no later than 2 (two) business days before the Meeting; II. By Proxy: It is recommended that the Shareholder to be represented at the Shareholders’ Meeting send, by e-mail to ri@timbrasil.com.br, no later than 2 (two) business days prior to the Meeting, the applicable supporting documentation: Natural Person: (i) Power of attorney granting specific powers, signed by hand with a notarized signature or electronically using ICP-Brasil certification; and (ii) Identification card and CPF number of the proxy. Legal Entity: (i) Power of attorney granting specific powers, signed by hand with a notarized signature or electronically using ICP-Brasil certification; (ii) Latest consolidated By-Laws or Articles of Association and corporate acts evidencing the legal representation of the legal entity shareholder or, in the case of an investment fund, the consolidated By-Laws or Articles of Association of its administrator or manager, as applicable, the corporate documents evidencing the powers of representation of the administrator or manager, and the current regulations of the investment fund; and (iii) Identification card and CPF number of the proxy. Representative of a Legal Entity Shareholder/Investment Fund: (i) Latest consolidated By-Laws or Articles of Association and corporate acts evidencing the legal representation of the legal entity shareholder or, in the case of an investment fund, the consolidated By-Laws or Articles of Association of its administrator or manager, as applicable, the corporate documents evidencing the powers of representation of the administrator or manager, and the current regulations of the investment fund; and (ii) Identification card and CPF number of the legal representative. III. Remote Voting Ballot: Shareholders opting to exercise their voting rights through a Remote Voting Ballot pursuant to CVM Resolution No. 81/2022 may submit the ballot through the following channels: (i) Through service providers (custodians): Shareholders must submit their voting instructions to their respective custody agents in accordance with the rules and procedures established by them. The custody agents will, in turn, forward the voting instructions to B3’s Central Depository, as applicable. Shareholders should contact their custody agents or B3’s Central Depository to confirm the procedures for issuing voting instructions through the ballot and the documents and information required for that purpose. (ii) Through the bookkeeping agent for the Company’s shares: Shareholders must visit any Banco Bradesco branch with identification or legal representation documents. The list of available branches can be found at www.bradesco.com.br Bradesco’s Share and Custody Department is available to shareholders for further information and assistance through the channels indicated below: Email: bcsf.escrituracao@bradesco.com.br Telephone: 0800 701 1616 (iii) Directly to the Company: Shareholders opting to submit the Remote Voting Ballot directly to the Company must send the duly completed, initialed and signed ballot together with the applicable documentation listed below. Simple copies of the documents are acceptable, except with respect to the form of signature on the ballot: • Individual shareholder: official identification document with a photograph; • Legal entity shareholder: official identification document with a photograph of the legal representative(s), latest consolidated By-Laws or Articles of Association, and documents evidencing powers of representation (minutes of election and/or power of attorney); • Investment funds: official identification document with a photograph of the legal representative(s) of the administrator or manager, as applicable, current consolidated fund regulations, By-Laws or Articles of Association of the administrator, and documents evidencing powers of representation (minutes of election and/or power of attorney). The ballot must be signed: (a) digitally, using an ICP-Brasil certificate, when submitted electronically; or (b) physically, with a notarized signature, when submitted in hard copy. Shareholders opting to submit the voting ballot directly to the Company may do so: (i) electronically, by sending the ballot and applicable documentation to ri@timbrasil.com.br; or (ii) in hard copy, by sending them to the following address: TIM S.A., Attn.: Investor Relations Officer, Vicente De Moraes Ferreira, Avenida João Cabral de Mello Neto, No. 850, South Tower, 13th Floor, Barra da Tijuca, City and State of Rio de Janeiro. Upon receipt of the aforementioned documents directly by the Company, the Company will notify the shareholder of their receipt and acceptance or rejection pursuant to CVM Resolution No. 81/2022, as amended. Subject to the exception provided for in CVM Resolution No. 81/2022, if there is any discrepancy between a remote voting ballot received directly by the Company and a voting instruction included in the consolidated voting map sent by the central depository for the same CPF or CNPJ registration number, the voting instruction contained in the voting map will prevail, and the ballot received directly by the Company must be disregarded. In all cases, the Remote Voting Ballot must be received no later than 4 (four) days before the Shareholders’ Meeting, that is, by November 26, 2026. 6. Relevant Links TIM Investor Relations: https://ri.tim.com.br/ Brazilian Securities and Exchange Commission – CVM www.cvm.gov.br B3 – Brasil, Bolsa, Balcão www.b3.com.br U.S. Securities and Exchange Commission – SEC www.sec.gov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: October 30, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer